UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - Confirmation of credit of IOC declared on August 19, 2013”, dated on August 30, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

CREDIT OF INTEREST ON OWN CAPITAL 2013

Further to Notice to Shareholders of August 19, 2013, published on August 20, 2013, Telefônica Brasil S.A. (“Company”) announces to its shareholders that there were no acquisitions of shares under the Company´s Buyback Share Program to be held in treasury, for subsequent disposal and/or cancellation, as Material Fact disclosed to the market on November 05, 2012. Thus the unit values per share related to Interest on Own Capital deliberated by the Board of Directors on August 19, 2013, remain unchanged, as described below:

The corresponding credit will be made on individual basis for each holder of commom and preferred shares, in accordance to the shareholder registry book position by the end of the day, on August 30, 2013. After this date the shares will be considered as “ex Interest on Own Capital”. The payment of these proceeds will be carried out on a date to be determined by the Company’s Board.

São Paulo, August 30, 2013.

Alberto Manuel Horcajo Aguirre
Investor Relations Officer

Telefônica Brasil – Investor Relations
Tel: +55 11 3430-3687
Email: ir.br@telefonica.com
Available information: www.telefonica.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	August 30th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director